EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Grifols, S.A.

We consent to the use of our report dated July 23, 2010, with respect to the consolidated balance sheets of Grifols, S.A. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in consolidated equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2009, included herein and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus.

/s/ KPMG Auditores S.L.
KPMG Auditores S.L.

Barcelona, Spain
August 9, 2010